Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: May 6, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Royal Dutch Airlines	ANNUAL RESULTS

KLM REPORTS OPERATING PROFIT OF EUR 120 MILLION AND NET PROFIT OF
EUR 24 MILLION FOR ITS FISCAL YEAR 2003/04
Fourth quarter operating profit of EUR 26 million

AMSTELVEEN, THE NETHERLANDS, MAY 6, 2004 – KLM Group today reported an operating profit of EUR 120 million for the fiscal year ended March 31, 2004. This compares to an operating loss of EUR 484 million1 last year. Net profit for the year amounted to EUR 24 million, or EUR 0.50 per common share, whereas last year the Group reported a net loss including extraordinary items of EUR 416 million, or EUR 9.26 per common share.

Main drivers for the net profit of this fiscal year are a better than previously expected improvement in the Group’s fourth quarter operating income, as well as a significantly improving financial performance of KLM’s passenger business in the course of the fiscal year. This was not only reflected by both better than expected traffic volumes and yields, but also by the fact that the Group continued to deliver on its cost reduction program and met its EUR 200 million cost savings target for the fiscal year.

Leo van Wijk, President and CEO of KLM, said: ‘The fiscal year 2003/04 has been a challenging and rewarding year for KLM. We successfully implemented the structural cost reductions targeted for this year and delivered a net profit for the fiscal year, which is a great achievement against the background of a continuous difficult operating environment. It deserves a great compliment to all staff within KLM, who have contributed to this success. We also announced our merger with Air France this fiscal year. In the new group a continued strong focus on costs is essential to further improve our own financial performance. We remain therefore committed to deliver on our structural cost reduction program, while at the same time we take up the opportunities and synergies that lie ahead of our company as part of the new airline group.’

In the fourth quarter, KLM Group reported an operating profit of EUR 26 million. This achievement is mainly attributable to KLM’s passenger business. Last year, the Group reported an operating loss of EUR 603 million1 2. The Group’s better financial performance compared to last year is also reflected in an improvement of the EBITDAR-margin to 13.5 percent. Fourth quarter net loss amounted to EUR 20 million, or EUR 0.47 per common share. Last year, the Group reported a net loss, including extraordinary items, of EUR 447 million, or EUR 9.96 per common share.

________________

1Prior-year operating income for the fiscal year as well as for the fourth quarter has been restated due to changes in external reporting requirements. Last year’s extraordinary items, which in total had an impact of EUR 351 million pre tax, now are reported as a part of operating income. Operating loss for fiscal year 2002/03 before this adjustment amounted to EUR 133 million and operating loss in the fourth quarter before this adjustment amounted to EUR 252 million.

2Included in the fourth quarter operating loss of last year was an additional charge of EUR 69 million, following the decision to accelerate the retirement of KLM’s Boeing 747-300 fleet.

Fourth quarter Group operating revenues of EUR 1,377 million were at the same level as last year, mainly driven by a favorable (passenger) traffic volume trend through the quarter. This is in contrast to the declines in revenue reported in the previous three quarters of the fiscal year. Yields continued to be under pressure, mainly due to negative currency effects. Manageable yields (excluding currency effects), however, increased by 1 percent year-on-year.

Group operating expenses of EUR 1,351 million were 32 percent below last year. Excluding last year’s charges of EUR 69 million with respect to the accelerated retirement of the Boeing 747 fleet and the costs associated with last year’s extraordinary items, operating expenses were still 13 percent below last year, reflecting effects of both structural cost reductions and the impact of a lower USD exchange rate. KLM Group’s liquidity position as at March 31, 2004 was EUR 949 million.

FOURTH QUARTER FINANCIAL PERFORMANCE OF KLM’S BUSINESSES

Passenger Business
Fourth quarter passenger operating revenues of EUR 968 million were flat year-on-year. Traffic revenues of EUR 905 million were also on last year’s level, which is the combined effect of lower yields (down 2 percent) and higher passenger traffic (up 3 percent). As capacity was down 2 percent, passenger load factor improved significantly by 3.7 percentage points from 76.8 percent to 80.5 percent. Consequently, unit revenue improved by 2 percent year-on-year, whereas, excluding currency effects, unit revenue was up 9 percent on last year. Manageable yields (excluding currency effects) were up 4 percent on last year. As in the previous quarter, the positive trend in manageable yields was most pronounced on intercontinental routes. Yields on the European routes continued to be under pressure. In the fourth quarter, two additional Boeing 777-200s entered the KLM fleet, which now includes six aircraft of this type as per March 31, 2004.

Main driver for the improved financial performance of KLM’s passenger business is a strong reduction in operating expenses. Operating expenses were EUR 922 million, down 19 percent on last year (operating expenses adjusted for last year’s costs associated with the retirement of KLM’s Boeing 747-300 fleet, down 15 percent). Despite the capacity decrease of 2 percent, manageable unit cost (excluding currency effects) was down 8 percent. Passenger business effectively managed its cost base down to reflect lower capacity levels, while at the same time it continued to implement the structural cost reductions. Part of the cost reductions reflects the expansion of the company’s e-services. Self service check-in capacity at KLM’s hub Schiphol airport has increased substantially, while at the same time close to 30 percent of KLM’s tickets are e-tickets. Further expansion of e-services remains one of the focal points in the passenger business’ strategy and an important contributor to future structural cost reductions. Simultaneously, operational quality has improved, especially baggage handling quality at Amsterdam Airport Schiphol.

In the fourth quarter, passenger business operating income amounted to EUR 46 million, a strong improvement over last year when operating income was EUR 176 million negative, albeit that last year’s operating income was impacted by the Iraq war.

For fiscal year 2003/04, passenger business reported an operating profit of EUR 187 million, compared to an operating loss of EUR 25 million last year.

Cargo Business
In the fourth quarter, cargo operating revenues amounted to EUR 256 million, a decrease of 6 percent compared to the same quarter last year. The revenue decrease is mainly driven by lower yields (down 11 percent; excluding currency effects down 2 percent), while higher traffic volumes in part levelled out the negative yield development. Traffic was up 8 percent on a 4 percent increase in capacity. The increase in capacity reflects the introduction of the third Boeing 747-400ER freighter, which entered the cargo fleet in February 2004. Traffic ex Asia remained robust, showing strong increases month-on-month. Also in the fourth quarter, traffic out of Europe remained under pressure, which is the primary driver behind the yield decline.

The decrease in revenues was more than compensated by a decrease of 13 percent in operating expenses (EUR 236 million). Operating expenses, adjusted for last year’s costs associated with the retirement of KLM’s Boeing 747-300 fleet, were down 7 percent. Ongoing implementation of the structural cost reductions in combination with tight cost control in general resulted in a strong decrease in cargo costs. As a consequence, manageable unit cost (excluding currency effects) decreased by 4 percent.

Cargo Business reported an operating profit of EUR 20 million in this quarter, which compares to an operating profit of EUR 2 million last year.

For fiscal year 2003/04, Cargo Business’ operating profit amounted to EUR 71 million, whereas last year it reported an operating profit of EUR 72 million.

Charter and Low Cost Business (Transavia)
Fourth quarter operating revenues of EUR 66 million were 3 percent higher than last year. This primarily results from higher revenues generated by the lease-out of aircraft. Traffic revenues were 4 percent lower than last year, reflecting continued pressure on yields both in the charter segment and the low cost segment (BASIQ AIR), as well as the effects following last year’s transfer from scheduled services to low cost – low fare services. Traffic however was up 9 percent on last year, whereas capacity was 12 percent below last year’s levels. Towards the end of the quarter, BASIQ AIR started operating out of its second base Rotterdam Airport to various destinations in Europe.

Fourth quarter operating expenses of EUR 79 million were 3 percent higher than last year. Transavia’s fourth quarter operating loss amounted to EUR 13 million, which is at the same level of last year.

For fiscal year 2003/04, Transavia reported an operating profit of EUR 16 million compared to EUR 28 million last year.

Engineering & Maintenance Business
As in the previous quarters of the fiscal year, Engineering & Maintenance continued to suffer from weak trading conditions, albeit that the operating environment continued to show slight improvement due to capacity redeployment. Nevertheless, fourth quarter operating revenues of EUR 198 million were 20 percent lower than last year. This in particular reflects less work from KLM airline, while third party revenues remained stable.

Operating expenses were down 18 percent on last year, and offset for the greater part the decline in operating revenues. The decline in operating expenses reflects both a reduction in direct costs as well as the effects of structural cost reductions.

Engineering & Maintenance reported an operating profit for the fourth quarter of EUR 8 million, compared to an operating profit of EUR 15 million last year.

For fiscal year 2003/04, Engineering & Maintenance operating profit amounted to EUR 16 million, whereas last year it reported an operating profit of EUR 41 million.

CASH FLOW AND FINANCING

Cash Flow and Liquidity Position
Fourth quarter’s cash flow from operating activities was EUR 26 million positive. Cash flow from investing activities amounted to EUR 141 million and relates mainly to the final payment on the third Boeing 747-400ER freighter and prepayments on new fleet. Free cash flow in the fourth quarter was EUR 115 million negative. Financing cash flow was EUR 38 million positive, which reflects financing received for KLM’s third freighter.

Cash flow from operating activities in fiscal year 2003/04 amounted to EUR 303 million. Cash flow from investing activities amounted to EUR 507 million. Free cash flow in the fiscal year was EUR 204 million negative. Financing cash flow was EUR 259 million. As of March 31, 2004, KLM Group had cash and cash equivalents totaling EUR 949 million (versus EUR 919 million at March 31, 2003), of which EUR 663 million is in cash and EUR 286 million is in Triple A bonds and long term deposits.

Financial Position
In fiscal year 2003/04, KLM’s net-debt position increased by EUR 217 million to EUR 3,103 million on March 31, 2004. Group equity increased by EUR 11 million to EUR 1,488 million. KLM’s gearing went up from 195 percent as at March 31, 2003 to 209 percent as at March 31, 2004.

STRUCTURAL COST REDUCTION PROGRAM: UPDATE
On March 31, 2004, KLM finalized the first year of its ambitious structural cost reduction program, aimed at EUR 650 million in cost reductions, including a reduction in FTEs of approximately 4,500. In this first year, cumulative cost savings of approximately EUR 200 million, including a reduction of close to 3,100 FTEs, have been realized. Of this approx. EUR 75 million and approx. 500 FTEs relates to the fourth quarter. KLM has thus achieved its objectives for fiscal year 2003/04, which was EUR 200 million in structural cost reductions, including a reduction of approx. 3,000 FTEs.

DIVIDEND TO SHAREHOLDERS
Former KLM shareholders are entitled to receive a dividend, if any is declared, related to fiscal year 2003/04 on their newly obtained Air France shares. As a consequence KLM proposes not to distribute a dividend to its shareholders for the fiscal year 2003/04.

OUTLOOK
In view of its merger with Air France, KLM does not provide an outlook for fiscal year 2004/05. KLM Group confirms that it remains committed to deliver on its structural cost reduction program.

Amstelveen, May 6, 2004	The Board of Managing Directors

UPCOMING EVENTS

Press Conference on Annual Results for fiscal year 2003/04
A press conference for financial media will be held on Thursday, May 6, 2004 at 9.30 hours am CET. Leo van Wijk, President and Chief Executive Officer, and Rob Ruijter, Managing Director and Chief Financial Officer will host the press conference. The press conference is also accessible via live audio webcast on the KLM Investor Relations website at http://investorrelations.klm.com, under ‘Events and Presentations’.

Analyst Call on Annual Results for fiscal year 2003/04
An analyst call will be held on Thursday, May 6, 2004 at 3:30 hours pm CET. Leo van Wijk, President and Chief Executive Officer, and Rob Ruijter, Managing Director and Chief Financial Officer, will host the call, which will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under ‘Events and Presentations’.

Warning about Forward-Looking Statements

This press release contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in foreign exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company’s airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company’s future load factors and yields; and (10) the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel. Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S. Securities and Exchange Commission, could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

NOTE TO THE EDITORS: Financial and Statistical Data can be found at http://investorrelations.klm.com
For more information, contact Investor Relations at 31 20 649 3099, or Media Relations at 31 20 649 4545

For photography: www.presslink.nl/klm

KEY FINANCIAL DATA*
	Three months ended March 31		Twelve months ended March 31
(in millions of euros)	2004	2003	2004	2003
Operating revenues	1,377	1,377	5,877	6,485
Operating expenses before depreciation and		—
long term rentals	1,191	1,759	5,119	6,230

EBITDAR**	186	(382)	758	255
Depreciation and long term rentals	160	221	638	739

Operating income	26	(603)	120	(484)
EBITDAR** as a % of operating revenues	13.5	(27.7)	12.9	3.9
Operating income as a % of operating revenues	1.9	(43.8)	2.0	(7.5)
Pretax income	(25)	(669)	31	(622)
Net income	(20)	(447)	24	(416)
Per common share (EPS)***	(0.47)	(9.96)	0.50	(9.26)
Cash flow from operating activities	26	(274)	303	295
Cash flow from investing activities	(141)	75	(507)	(436)
Free cash flow	(115)	(199)	(204)	(141)
Interest coverage ratio	0.3	(36.8)	1.3	(5.3)
Average number of Staff KLM Group (fte)
- permanent	29,132	31,474	29,849	31,583
- temporary	816	1,487	1,333	1,455

Employed by KLM	29,948	32,961	31,182	33,038
- agency staff	1,076	1,536	1,100	1,628

	31,024	34,497	32,282	34,666

	March 31, 2004	March 31, 2003
Stockholders’ equity (in millions of euros)	1,487	1,476
Per common share***	33.81	32.91
Average number of common shares used for data per share calculations	44,188,157	45,070,544
Net debt-to-equity percentage	209	195
Cash Position Cash and marketable securities	663	608
Triple A bonds and long term deposits	286	311

	949	919
Number of Staff KLM Group (fte)
- permanent	29,140	31,068
- temporary	827	1,952

Employed by KLM	29,967	33,020
- agency staff	1,110	1,443

	31,077	34,463

*	Pages six through ten contain financial information under generally accepted accounting principles in the Netherlands (Netherlands GAAP)

**	EBITDAR has been adjusted for fiscal year 2002/03 to reflect the changed accounting rules effective for KLM as of April 2003, with respect to the presentation of extraordinary items

***	After taking other rights to a share in net income and equity into account; exclusive of any shares held by KLM

CONSOLIDATED STATEMENT OF EARNINGS
	Three months ended March 31		Twelve months ended March 31
(in millions of euros)	2004	2003	2004	2003
Operating revenues	1,377	1,377	5,877	6,485
Operating expenses	1,351	1,980	5,757	6,969

Operating income*	26	(603)	120	(484)
Financial income and expense	(36)	(18)	(101)	(98)
Results on sale of assets	(6)	(39)	(1)	(42)
Results of holdings	(10)	(10)	0	(4)
Results on sale of holdings	1	1	13	6

Pretax income	(25)	(669)	31	(622)
Taxes	5	222	(7)	206

Net income	(20)	(447)	24	(416)

Attributable to holders of preferred stock	1	1	2	2
Attributable to holders of common stock	(21)	(448)	22	(418)

CONSOLIDATED STATEMENT OF CASH FLOWS
	Three months ended March 31		Twelve months ended March 31
(in millions of euros)	2004	2003	2004	2003
Net income	20	(447)	24	(416)
Depreciation	115	170	440	535
Changes in provisions	27	(142)	36	(114)
Changes in operating working capital	(126)	101	(141)	280
Results of holdings	10	10	(0)	4
Results on sale of holdings	1	(1)	(13)	(6)
Other changes	(21)	35	(43)	12

Cash flow from operating activities	26	(274)	303	295
Net capital expenditures on intangible fixed assets	0	(8)	(4)	(28)
Net capital expenditures on tangible fixed assets	(142)	75	(516)	(382)
Net capital changes in holdings	1	8	10	(26)
Changes in the group of consolidated holdings	0	—	3	—

Cash flow from investing activities	(141)	75	(507)	(436)
Free cash flow	(115)	(199)	(204)	(141)
Cash flow from financing activities	38	(144)	259	(280)

Changes in cash and marketable securities	(77)	(343)	55	(421)

*	Operating income has been adjusted for fiscal year 2002/03 to reflect the changed accounting rules effective for KLM as of April, 2003 with respect to the presentation of extraordinary items. Operating revenues previous fiscal year for the fourth quarter and the twelve months period ending March 31, 2003 include revenues of buzz of EUR 18 million and EUR 118 million respectively. Operating expenses for buzz for the same periods were EUR 33 million and EUR 148 million respectively.

CONSOLIDATED BALANCE SHEET
(in millions of euros)	March 31, 2004		March 31, 2003
Fixed assets
Intangible fixed assets	52		66
Tangible fixed assets	5,080		4,982
Financial fixed assets	1,124		1,289

		6,256		6,337
Current assets
Operating supplies	211		222
Accounts receivable	907		998
Cash and marketable securities	663		608

	1,781		1,828
Current liabilities	1,856		2,190

Current assets less current liabilities		(75)		(362)

Assets less current liabilities		6,181		5,975

Long-term debt
Subordinated perpetual debt	507		544
Other long-term debt	3,721		3,427

		4,228		3,971
Provisions		279		271
Deferred credits		186		256
Group equity		1,488		1,477

		6,181		5,975

The increase in long-term debt reflects the impact of newly attracted aircraft funding.

CHANGES IN STOCKHOLDERS' EQUITY
(in millions of euros)	2003/04	2002/03
Balance at March 31	1,476	1,992
Distribution to shareholders	(6)	(11)
Allocation from net income	24	(416)
Exchange rate differences/other	(7)	(89)

Balance at March 31	1,487	1,476

Movements with respect to exchange rate differences/other relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE OPERATING EXPENSES
Operating expenses	Three months ended March 31			Twelve months ended March 31
(in millions of euros)	2004	2003	%Change	2004	2003	%Change
Salaries and benefits	459	489	(6)	1,903	1,907	(0)
Hired personnel	16	27	(41)	67	108	(38)

Labour costs	475	516	(8)	1,970	2,015	(2)
Materials and consumables	93	98	(5)	358	448	(20)
Commercial costs	107	107	0	383	499	(23)
Landing fees and navigation charges	114	125	(9)	503	541	(7)
Third-party handling costs	53	40	33	218	208	5
Work by third parties	59	95	(38)	384	489	(21)
Housing, vehicles and Inventories	33	40	(17)	134	153	(12)
Commercial cooperation	29	27	7	66	117	(44)
Ad hoc aircraft -/ truck rentals	20	22	(9)	87	99	(12)
Reorganization costs	—	75	n.m.	—	75	n.m.
Costs arising from arbitration in legal Dispute between KLM and Alitalia	—	276	n.m.	—	276	n.m.
Other operating expenses	29	127	(77)	260	424	(39)

	1,012	1,548	(35)	4,363	5,344	(18)
Aircraft fuel	179	211	(15)	756	886	(15)

Operating expenses before depreciation and long term rentals	1,191	1,759	(32)	5,119	6,230	(18)
Depreciation	115	110	5	440	457	(4)
Write down / impairment loss	—	60	n.m.	—	78	n.m.
Operational aircraft lease expenses	36	42	(14)	164	171	(4)
Long term property rentals	9	9	(0)	34	33	3

Depreciation and long term rentals	160	221	(28)	638	739	(14)
Total operating expenses	1,351	1,980	(32)	5,757	6,969	(17)

•	Salaries and benefits in the fourth quarter showed a year-on-year decrease of 6%, which is the combined effect of a reduction in staff numbers, wage increases and higher pension costs.

•	Fuel costs decreased by 15% compared to prior-year, reflecting the mixed impact of a lower US-dollar exchange rate, lower volumes and higher prices for jet fuel.

•	Other operating expenses showed a year-on-year decrease mainly due to the effects of structural cost savings measures and the sale of KLM uk’s low cost operation buzz.

AIRLINE OPERATING DATA	Three months ended March 31			Twelve months ended March 31
KLM*	2004	2003	%Change	2004	2003	%Change
Traffic (in millions of RTKs)	2,581	2,452	5	10,167	10,132	0
Capacity (in millions of ATKs)	3,239	3,203	1	12,836	12,952	(1)
Load factor (%)	79.7	76.6		79.2	78.2
Break-even load factor (%)	77.1	90.5		78.1	80.2
Yield per RTK (in cents)	44.4	46.9	(5)	47.4	51.5	(8)
Excluding currency effects			1			(1)
Unit revenues per ATK (in cents)	35.4	35.9	(1)	37.5	40.3	(7)
Excluding currency effects			5			0
Unit costs per ATK (in cents)**	34.2	40.7	(16)	37.0	40.8	(9)
Excluding currency effects**			(10)			(3)
Excluding fuel price and currency effects**			(11)			(4)
Margin per ATK (in cents)**	1.2	(4.8)		0.5	(0.5)

*	Operating data of KLM, KLM cityhopper and KLM cityhopper uk; unit revenues and unit costs before joint venture settlements

**	Exclusive of costs associated with the accelerated retirement of KLM’s Boeing 747-300 fleet and exclusive of EUR 351 million of charges which were classified as extraordinary in 2002/03

BUSINESS SEGMENTATION*
(in millions of euros, unless stated	Three months ended March 31				Twelve months ended March 31
otherwise)	2004	2003		%Change	2004	2003		%Change
PASSENGER BUSINESS Operating revenues	968	968		0	4,123	4,454		(7)
- of which traffic revenues	905	904		0	3,852	4,210		(9)
Operating income	46	(176)			187	(25)
Traffic (in millions of RPKs)	14,455	14,038		3	57,784	59,417		(3)
Capacity (in millions of ASKs)	17,963	18,273		(2)	72,099	74,825		(4)
Passenger load factor (%)	80.5	76.8			80.1	79.4
Yield per RPK (in cents)	6.3	6.4		(2)	6.7	7.1		(6)
Excluding currency effects				4				1
Unit revenues per ASK (in cents)	5.0	4.9		2	5.3	5.6		(5)
Excluding currency effects				9				2
Unit costs per ASK (in cents)	4.7	5.6	**	(16)	5.1	5.5	**	(7)
Excluding currency effects				(8)				(1)
CARGO BUSINESS Operating revenues	256	272		(6)	1,032	1,099		(6)
- of which traffic revenues	240	249		(4)	963	1,017		(5)
Operating income	20	2			71	72
Traffic (in millions of RTFKs)	1,130	1,046		8	4,392	4,197		5
Capacity (in millions of ATFKs)	1,539	1,476		4	6,028	5,852		3
Cargo load factor (%)	73.5	70.9			72.9	71.7
Yield per RTKF (in cents)	21.2	23.7		(11)	21.9	24.2		(10)
Excluding currency effects				(2)				(1)
Unit revenues per ATKF (in cents)	15.6	16.8		(7)	16.0	17.3		(8)
Excluding currency effects				1				1
Unit costs per ATKF (in cents)	14.3	15.6	**	(8)	14.8	15.8	**	(6)
Excluding currency effects				(4)				(2)
CHARTER/LOW COST*** Operating revenues	66	64		3	427	472		(10)
- of which traffic revenues	53	55		(4)	382	450		(15)
Operating income	(13)	(13)			16	28
Traffic (in millions of RPKs)	1,300	1,196		9	7,731	8,316		(7)
Capacity (in millions of ASKs)	1,515	1,731		(12)	9,923	10,840		(8)
Passenger load factor	85.8	69.1			77.9	76.7
Yield per RPK (in cents)	4.0	4.7		(15)	4.9	5.4		(9)
Unit revenues per ASK (in cents)	3.5	3.2		9	3.9	4.2		(7)
Unit costs per ASK (in cents)	4.3	4.1		5	3.7	3.9		(6)
ENGINEERING & MAINTENANCE Operating revenues****	198	246		(20)	805	968		(17)
Operating income	8	15		(47)	16	41		(61)

*	Operating revenues includes inter segment revenues;

**	Exclusive of costs associated with the accelerated retirement of KLM’s Boeing 747-300 fleet;

***	Charter/ low cost relates exclusively to the results of Transavia;

****	Full year operating revenues consist of 32% third party revenues